VENECREDIT SECURITIES, INC.
Member SIPC / NASD

April 17, 2023

Securities and Exchange Commission
Mr. Eric I. Bustillo, Regional Director
Registrations Branch
801 Brickell Avenue, Ste. 1950
Miami, Florida 33131

Reference: Annual Audit Fiscal Year 2022
Venecredit Credit Securities, Inc. (8-53425 / 114419)

Dear Mr. Bustillo,

Attached is the firm's Independent Auditor Report, per U.S. Securities and Exchange Act Rule 17a-5 which were provided to the Commission no more than 90 calendar days following the firm's fiscal year end December 31, 2022 and with a FINRA extension granted thru 04/14/2023.

Please note on 04/14/2023, all audited documents were filed thru the FINRA Gateway, however, the SEC Brickell office and EDGAR received the audited filing without the accountant letters because they were received after 5:30 pm from our accountant Grant Thornton (PCOAB 5346). Here you will find the notarized front cover form X-17A-5 Part III Oath of Affirmation showing the documents in the firm's original Annual Audit Report filing. Also, included are the auditor letters, which are contained in the audited financial statements and the supplementary information and report of independent registered public accountant.

If more information is needed please let me know.

Thank you for your very kind attention,

____
George F. Valle, CCO/FINOP

Cc. Alvaro Frias, CEO

1111 Brickell Avenue • Suite 1575 • Miami, FL 33131
Telephone: 305-372-2446 • Facsimile: 305-358-1353